Exhibit 99.32

U.S. Silver Announces Q2 Earnings Release Date and Conference Call

TORONTO--(BUSINESS WIRE)--July 12, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) will announce its 2nd quarter 2011 financial results at 7:00 am EST on Monday August 15th, 2011. Results will be discussed during an analyst and investor conference call with senior management on Monday August 15th at 11 am EST. A question and answer session will follow management’s presentation.

Conference Call Dial-In Details

Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. The Conference ID is 83160566. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay from approximately three hours after the call until Monday, August 22nd, 2011 at midnight. To access the archived conference call, please dial 1-855-859-2056 or (416) 849-0833 and enter the reservation code 83160566.

U.S. Silver hosts a regular quarterly earnings conference call to provide an opportunity for investors and analysts to discuss the operating and financial results of the most recent quarter with senior management.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, CEO
(208) 752-0400
or
Chris Hopkins, CFO
(416) 907-9539
or
TMX Equicom
Patrick Piette
(416) 815-0700 x267